Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 1, 2004, with respect to the consolidated balance sheets of Harmony Health Systems, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2003 included in the Registration Statement (Form S-1 No. 333-00000) and related Prospectus of WellCare Health Plans, Inc. for the registration of 7,500,000 shares of its common stock.

ERNST & YOUNG LLP

Chicago, Illinois
November 22, 2004